Joan S. Guilfoyle Senior Counsel 901 New York Avenue NW 3rd Floor East Washington, DC 20001-4432	Direct 202.524.8467 Main 202.618.5000 Fax 202.618.5001 jguilfoyle@loeb.com

March 17, 2023

Pearlyne Paulemon Jeffrey Gabor Division of Corporation Finance Office of Real Estate and Construction U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	CO2 Energy Transition Corp. Registration Statement on Form S-1 Filed February 23, 2023 File No. 333-269932

Dear Ms. Paulemon and Mr. Gabor:

On behalf of our client, C02 Energy Transition Corp., a Delaware corporation (the ” Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated March 3, 2023 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed February 23, 2023. Concurrent herewith, we are filing Amendment No. 1 to the Company’s Registration Statement reflecting the changes set forth below (“Amendment No. 1”) as well as the requisite exhibits. For ease of reference, we have reproduced the comment below in bold with our response following the comment.

Registration Statement on Form S-1 filed February 23, 2023

Risks Related to Ownership of Our Securities and This Offering

Inflation Reduction Act of 2022 may result in the imposition of an excise tax on the Company,

1. We note your disclosure as to the potential effects of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC.

Describe the risks of the excise tax applying to redemptions in connection with:

●	liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code,

●	extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and

●	de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

RESPONSE: The Risk Factor has been revised to explicitly state that trust funds cannot be used to pay an excise tax. The Risk Factor also does state that the amount of any excise tax would depend, among other things, on the structure of any business combination.

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Pearlyne Paulemon Jeffrey Gabor March 17, 2023 Page 2

Please call me at (202) 524-8467 if you have any additional questions.

Sincerely,

/s/ Joan S. Guilfoyle
Joan S. Guilfoyle
Senior Counsel